UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.  20549


                                       SCHEDULE 13D/A


                         Under the Securities Exchange Act of 1934
                                     (Amendment No. 2) *


                              Vitro Diagnostics, Inc. ("VODG")
                         ------------------------------------------
                                     (Name of Issuer)


                          Common Stock, $.001 par value per share
                         ------------------------------------------
                               (Title of Class of Securities)


                                         928501303
                         ------------------------------------------
                                       (CUSIP Number)

David J. Babiarz, Esq., Overton, Babiarz & Associates, P.C., 7720 E.
----------------------------------------------------------------------
Belleview Avenue, Suite 200, Englewood, Colorado 80111, (303) 779-5900
----------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                   October 25, 1999
                  -------------------------------------------------------
                  (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box _____.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     928501303
         ------------------

1     Name of Reporting Person


      James R. Musick

2     Check the Appropriate Box if a Member of a Group     a [ ]     b [ ]

      N/A

3     SEC USE ONLY
               --------------------------------------------------------


4     Source of Funds

      PF

5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)    [ ]


6     Citizenship or Place of Organization

      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     Sole Voting Power:          1,381,848

8     Shared Voting Power:          --00--

9     Sole Dispositive Power:     1,381,848

10     Shared Dispositive Power:     --00--

11     Aggregate Amount Beneficially Owned by Each Reporting Person: 1,381,848

12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13     Percent of Class Represented by Amount in Row (11):     16.28%

14     Type of Reporting Person:      IN

Item 1:     SECURITY AND ISSUER

     This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share, of Vitro Diagnostics, Inc. (hereinafter the "Company"), whose principal place of business is located at 8100 Southpark Way, B-1, Littleton, Colorado 80120.


Item 2:     IDENTITY AND BACKGROUND

     No change from previous Report.


Item 3:     SOURCE OF FUNDS OR OTHER CONSIDERATION

     Since the filing of Amendment No. 1 to Schedule 13D by Musick, he has exercised options to acquire an aggregate of 344,859 shares of Common Stock of the Company. Further, Musick has gifted an aggregate of 50,000 of those shares to a third party. The funds used to exercise the options were the personal funds of Musick.


Item 4:     PURPOSE OF TRANSACTION

     The ownership which is the subject of this Schedule was acquired by Mr. Musick for the purpose of investment. Mr. Musick has no plans which relate to or would result in, any of the following:

     a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; provided, however, that the Reporting Person may review his investment in the Company from time to time and make adjustments in his holdings as he deems appropriate;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Company;

     f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; provided, however, that the Reporting Person may exercise outstanding options to acquire Common Stock of the Company in his discretion, which exercise may have the effect of impairing or impeding the acquisition of control by a third party;

     h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     j.     Any action similar to any of those enumerated above.


Item 5:     INTEREST IN SECURITIES OF THE ISSUER

     a. As of the date of the filing of this Schedule, Musick is deemed to beneficially own 1,381,848 shares of Common Stock of the Company, representing 16.28% of the issued and outstanding Common Stock.
            Of that amount, Musick owns 1,055,141 shares of Common Stock directly, 294,859 indirectly and has the option to acquire 31,848 additional shares. Options owned by Musick include 31,848 exercisable at a price of $.625 per share until June 7, 2009.

     b. Musick has the sole power to vote and has sole dispositive right with regard to the 1,381,848 shares of Common Stock.

     c. On October 25, 1999, Musick exercised options to acquire an aggregate of 344,859 shares of Common Stock. Of that amount, 200,000 were acquired at a price of $.16 per share, 44,859 at a price of $.08 per share and 100,000 at a price of $.10 per share. The exercise price of the options was paid to the Company.

     d.     Not applicable.

     e.     Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships of the type required to be disclosed under this Item between the Reporting Person and any other person.


Item 7:     MATERIAL TO BE FILED AS EXHIBITS

     There is no material required to be filed as exhibits to this Schedule.

                                        SIGNATURE
                                 ----------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D/A is true, correct and complete.




        /s/ James R. Musick                      Date:       11/8/99
     --------------------------                       ----------------------
            James R. Musick